As filed with the Securities and Exchange Commission on December 4, 2012

Registration No. 333-185110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment

No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BGC PARTNERS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-4063515
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen M. Merkel

Executive Vice President,

General Counsel and Secretary

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(212) 829-4708 fax

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Christopher T. Jensen

George G. Yearsich

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

(212) 309-6001 fax

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement, as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934:

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 4, 2012

BGC PARTNERS, INC.

Class A Common Stock

This prospectus relates to 20,000,000 shares of Class A common stock, par value $0.01 per share, which we refer to as our “Class A common stock,” of BGC Partners, Inc., which we refer to as “BGC Partners,” “we,” “us,” or the “Company.”

Through this prospectus, we may offer and sell up to 20,000,000 shares of our Class A common stock from time to time in amounts, at prices and on terms to be determined at the time of the offering. We may sell the shares of our Class A common stock to or through one or more underwriters, dealers or agents or directly to purchasers on a delayed or continuous basis.

Unless otherwise set forth in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the shares of our Class A common stock that we offer by this prospectus for general corporate purposes, including, but not limited to, financing our existing businesses and operations, expanding our businesses and operations through additional broker or other hires, strategic alliances and acquisitions, and repurchasing shares of Class A common stock or purchasing limited partnership interests of our subsidiary BGC Holdings, L.P., which we refer to as “BGC Holdings,” or other equity interests of our subsidiaries from Cantor Fitzgerald, L.P., which we refer to as “Cantor,” our executive officers, other employees, partners and others. Certain of such partners will be expected to use the proceeds from such sales to repay outstanding loans to, or credit enhanced by, Cantor before receipt of any net proceeds. We may use the net proceeds of this offering directly for such purposes, or contribute a portion of the net proceeds to our subsidiaries, BGC Partners, L.P., which we refer to as “BGC U.S.,” and/or BGC Global Holdings, L.P., which we refer to as “BGC Global,” in consideration for BGC U.S. limited partnership interests and/or BGC Global limited partnership interests, which entities may in turn use the proceeds for such purposes.

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “BGCP.” On December 3, 2012, the last reported sales price of the Class A common stock was $3.53 per share.

An investment in shares of our Class A common stock involves risks. See the “Risk Factors” section of our latest Annual Report on Form 10-K filed with the Securities and Exchange Commission, which we refer to as the “SEC,” and any updates to those risk factors or new risk factors contained in our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December     , 2012.

You should rely only on the information provided in this prospectus and any applicable prospectus supplement, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the respective dates of this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus or any prospectus supplement, our businesses, financial condition, results of operations, cash flows and prospects might have changed.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer and sell shares of our Class A common stock as described in this prospectus in one or more offerings. Prospectus supplements may add, update, substitute or change the information contained in this prospectus. You should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described below.

This prospectus, any applicable prospectus supplement and the documents incorporated by reference into this prospectus and any applicable prospectus supplement include important information about us, our Class A common stock, this offering, and other information you should know before investing. You should read this prospectus and any applicable prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference” before investing in shares of Class A common stock.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein or in documents incorporated by reference that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements.

Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to:

•	pricing and commissions and market position with respect to any of our products and services and those of our competitors;

•	the effect of industry concentration and reorganization, reduction of customers and consolidation;

•	liquidity, regulatory and clearing capital requirements and the impact of credit market events;

•

market conditions, including trading volume and volatility, potential deterioration of the equity and debt capital markets and the condition of the markets for commercial real estate, and our ability to access the capital markets;

•

our relationships with Cantor and its affiliates, including Cantor Fitzgerald & Co., which we refer to as “CF&Co,” any related conflicts of interest, competition for and retention of brokers and managers and other key employees, any impact of Cantor’s results on our credit ratings and/or the associated outlooks, support for liquidity and capital and other relationships, including Cantor’s holding of our 8.75% convertible notes, CF&Co’s acting as our sales agent under our controlled equity or other offerings, and CF&Co’s acting as our financial advisor in connection with one or more business combinations or other transactions;

•	economic or geopolitical conditions or uncertainties;

•

extensive regulation of our businesses, changes in regulations relating to the financial services, real estate and other industries, and risks relating to compliance matters, including regulatory examinations, inspections, investigations and enforcement actions, and any resulting costs, fines, penalties, sanctions, enhanced oversight, increased financial and capital requirements, and changes to or restrictions or limitations on specific activities, operations, compensatory arrangements, and growth opportunities, including acquisitions, hiring, and new business, products, or services;

•	factors related to specific transactions or series of transactions, including credit, performance and unmatched principal risk, counterparty failure, and the impact of fraud and unauthorized trading;

•

costs and expenses of developing, maintaining and protecting our intellectual property, as well as employment and other litigation and their related costs, including judgments or settlements paid or received;

•

certain financial risks, including the possibility of future losses and negative cash flows from operations, an increased need for short-term or long-term borrowings or other sources of cash related to acquisitions or other matters, potential liquidity and other risks relating to our ability to obtain financing or refinancing of existing debt on terms acceptable to us, if at all, and risks of the resulting leverage, including potentially causing a reduction in our credit ratings and/or the associated outlooks given by the rating agencies to those credit ratings and increased borrowing costs, as well as interest and currency rate fluctuations;

•

our ability to enter new markets or develop new products, trading desks, marketplaces or services and to induce customers to use these products, trading desks, marketplaces or services and to secure and maintain market share;

•

our ability to enter into marketing and strategic alliances and business combination or other transactions in the financial services, real estate and other industries, including acquisitions, dispositions, reorganizations, partnering opportunities and joint ventures and to meet our financial reporting obligations with respect thereto and the integration of any completed acquisition and the use of proceeds of any completed transactions;

•	our ability to hire and retain personnel;

•	our ability to expand the use of technology for hybrid and fully electronic trading;

•	our ability to effectively manage any growth that may be achieved, while ensuring compliance with all applicable regulatory requirements;

•

our ability to identify and remediate any material weaknesses in our internal controls that could affect our ability to prepare financial statements and reports in a timely manner, control our policies, procedures, operations and assets, assess and manage our operational, regulatory, and financial risks, and integrate our acquired businesses;

•	the effectiveness of our risk management policies and procedures, and the impact of unexpected market moves and similar events;

•

the fact that the prices at which shares of our Class A common stock are sold in one or more of our controlled equity offerings or in other offerings or other transactions may vary significantly, and purchasers of shares in such offerings or transactions, as well as existing stockholders, may suffer significant dilution if the price they paid for their shares is higher than the price paid by other purchasers in such offerings or transactions;

•

our ability to meet expectations with respect to payments of dividends and distributions and repurchases of shares of our Class A common stock and purchases of limited partnership interests of BGC Holdings or other equity interests in our subsidiaries, including from Cantor, our executive officers, other employees, partners, and others, and the net proceeds to be realized by us from offerings of our shares of Class A common stock;

•

the effect on the market for and trading price of our Class A common stock of various offerings and other transactions, including our controlled equity and other offerings of our Class A common stock and convertible or exchangeable debt securities, our repurchases of shares of our Class A common stock and purchases of BGC Holdings limited partnership interests or other equity interests of our subsidiaries, our payment of dividends on our Class A common stock and distributions on BGC Holdings limited partnership interests, convertible arbitrage, hedging, and other transactions engaged in by holders of our 4.50% convertible notes and counterparties to our capped call transactions, and resales of shares of our Class A common stock acquired from us or Cantor, including pursuant to our employee benefit plans, conversion of our convertible notes, conversion or exchange of our convertible or exchangeable debt securities, and distributions from Cantor pursuant to Cantor’s distribution rights obligations and other distributions to Cantor partners, including deferred distribution rights shares; and

•

the risk factors contained in our latest Annual Report on Form 10-K filed with the SEC, and any updates to those risk factors or new risk factors contained in our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein.

The foregoing risks and uncertainties, as well as those risks and uncertainties referred to under the heading “Risk Factors” and those incorporated by reference herein, may cause actual results to differ materially from the forward-looking statements. The information included or incorporated by reference is given as of the respective dates of this prospectus, any applicable prospectus supplement or the documents incorporated by reference into this prospectus and any applicable prospectus supplement, and future events or circumstances could differ significantly from such information. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CERTAIN DEFINED TERMS

Unless we otherwise indicate or unless the context requires otherwise, any reference in this prospectus to:

•	“4.50% convertible notes” refers to the BGC Partners 4.50% convertible senior notes due 2016, which are convertible into shares of Class A common stock;

•	“8.125% notes” refers to the BGC Partners 8.125% senior notes due 2042, which are not convertible into shares of Class A common stock;

•	“8.75% convertible notes” refers to the BGC Partners 8.75% convertible senior notes due 2015, which are convertible into shares of Class A common stock;

•

“April 2008 distribution rights shares” refers to shares of Class A common stock distributed, or to be distributed on a deferred basis, by Cantor to certain current and former partners of Cantor pursuant to distribution rights provided to such partners on April 1, 2008;

•	“BGC Global” refers to BGC Global Holdings, L.P., which holds the non-U.S. businesses of BGC Partners;

•	“BGC Holdings” refers to BGC Holdings, L.P.;

•	“BGC Partners” refers to BGC Partners, Inc. and its consolidated subsidiaries;

•	“BGC Partners OldCo” refers to BGC Partners, LLC (formerly known as BGC Partners, Inc.) before the merger;

•	“BGC U.S.” refers to BGC Partners, L.P., which holds the U.S. businesses of BGC Partners;

•	“Cantor” or the “Cantor group” refers to Cantor Fitzgerald, L.P. and its subsidiaries other than BGC Partners;

•	“Cantor units” refers to exchangeable limited partnership interests of BGC Holdings held by Cantor entities;

•	“CF&Co” refers to Cantor Fitzgerald & Co.;

•	“CFGM” refers to CF Group Management, Inc., the managing general partner of Cantor;

•	“Class A common stock” refers to BGC Partners Class A common stock, par value $0.01 per share;

•	“Class B common stock” refers to BGC Partners Class B common stock, par value $0.01 per share;

•	“common stock” refers to Class A common stock and Class B common stock, collectively;

•	“convertible notes” refers to the 4.50% convertible notes and the 8.75% convertible notes, collectively;

•	“debt securities” refers to any debt securities of BGC Partners that may be sold under its Registration Statement on Form S-3 (Registration No. 333-180331);

•	“deferred distribution rights shares” refers to distribution rights shares to be distributed by Cantor on a deferred basis;

•	“distribution rights” refers to the obligation of Cantor to distribute to certain current and former partners of Cantor shares of Class A common stock;

•	“distribution rights shares” refers to the April 2008 distribution rights shares and the February 2012 distribution rights shares, collectively;

•	“eSpeed” refers to eSpeed, Inc.;

•

“February 2012 distribution rights shares” refers to shares of Class A common stock to be distributed on a deferred basis to certain partners of Cantor in payment of previous quarterly partnership distributions pursuant to distribution rights provided to such partners on February 14, 2012;

v

•

“founding partners” refers to the individuals who became limited partners of BGC Holdings in the mandatory redemption of interests in Cantor in connection with the separation and merger and who provide services to BGC Partners (provided that members of the Cantor group and Howard W. Lutnick (including any entity directly or indirectly controlled by Mr. Lutnick or any trust with respect to which he is a grantor, trustee or beneficiary) are not founding partners);

•	“founding/working partners” refers to founding partners and/or working partners of BGC Holdings;

•	“founding/working partner units” refers to partnership units of BGC Holdings held by founding/working partners;

•	“GAAP” refers to accounting principles generally accepted in the United States of America;

•	“limited partners” refers to holders of limited partnership units;

•	“limited partnership interests” refers to founding/working partner units, limited partnership units and Cantor units, collectively;

•	“limited partnership units” refers to REUs, RPUs, PSUs and PSIs, collectively;

•

“merger” refers to the merger of BGC Partners OldCo with and into eSpeed on April 1, 2008 pursuant to the Agreement and Plan of Merger, dated as of May 29, 2007, as amended as of November 5, 2007 and February 1, 2008, by and among eSpeed, BGC Partners OldCo, Cantor, BGC U.S., BGC Global and BGC Holdings;

•	“OpCos” refers to BGC U.S. and BGC Global, collectively;

•	“outstanding notes” refers to the 8.125% notes and the convertible notes, collectively;

•	“PSIs” refers to certain working partner units of BGC Holdings held by certain employees of BGC Partners and other persons who provide services to BGC Partners;

•	“PSUs” refers to certain working partner units of BGC Holdings held by certain employees of BGC Partners and other persons who provide services to BGC Partners;

•	“REUs” refers to certain limited partnership units of BGC Holdings held by certain employees of BGC Partners and other persons;

•	“RPUs” refers to certain limited partnership units of BGC Holdings held by certain employees of BGC Partners and other persons;

•	“RSUs” refers to BGC Partners’ unvested restricted stock units held by certain employees of BGC Partners and other persons who provide services to BGC Partners;

•

“separation” refers to the transfer by Cantor of certain assets and liabilities to BGC Partners OldCo and/or its subsidiaries pursuant to the Separation Agreement, dated as of March 31, 2008, by and among Cantor, BGC Partners OldCo, BGC U.S., BGC Global and BGC Holdings;

•	“working partners” refers to holders of working partner units; and

•	“working partner units” refers to partnership units of BGC Holdings held by working partners.

SUMMARY

This summary highlights selected information from this prospectus, but may not contain all information that may be important to you. The following summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus. For a more complete understanding of the terms of our Class A common stock, and before making your investment decision, you should carefully read this entire prospectus and the documents referred to in “Where You Can Find More Information” and “Documents Incorporated by Reference.” See the “Certain Defined Terms” section beginning on page v of this prospectus for the definition of certain terms used in this prospectus.

When we use the words “BGC Partners,” “we,” “us,” “our” or the “Company,” we are referring to BGC Partners, Inc. and its consolidated subsidiaries.

The Company

We are a leading global brokerage company primarily servicing the wholesale financial and real estate markets, specializing in the brokering of a broad range of products, including fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commercial real estate, commodities, futures, and structured products. We also provide a full range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. Our integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or in many markets, fully electronic brokerage services in connection with transactions executed either over-the-counter or through an exchange. Through our eSpeed, BGC TraderTM and BGC Market Data brands, we offer financial technology solutions, market data, and analytics related to select financial instruments and markets

In the second quarter of 2012, we completed the acquisition of substantially all of the assets of Grubb & Ellis Company and its direct and indirect subsidiaries, which we refer to as “Grubb & Ellis,” and have been integrating the Grubb & Ellis assets with our Newmark Knight Frank brand. The resulting brand, Newmark Grubb Knight Frank, is a full-service commercial real estate platform that offers commercial real estate tenants, owners, investors and developers a wide range of services, including commercial real estate brokerage and sales and related financial services, consulting, project and development management, leasing and corporate advisory services and property and facilities management.

In connection with our acquisition of substantially all of the assets of Grubb & Ellis, we changed our reportable segments, beginning with the second quarter of 2012, to consist of two reportable segments, Financial Services and Real Estate Services, as reflected in our Quarterly Report on Form 10-Q for such quarter filed on August 8, 2012. Prior to the second quarter of 2012, we had only one reportable segment. On August 8, 2012, we filed a Current Report on Form 8-K to update our financial statements and certain other information contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 to reflect such change in our reportable segments.

Our customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers and investment firms. We have offices in dozens of major markets, including New York and London, as well as in Atlanta, Beijing, Boston, Chicago, Copenhagen, Dubai, Hong Kong, Houston, Istanbul, Johannesburg, Los Angeles, Mexico City, Miami, Moscow, Nyon, Paris, Rio de Janeiro, São Paulo, Seoul, Singapore, Sydney, Tokyo, Toronto, Washington, D.C. and Zurich. We expect to have additional offices as we integrate the Grubb & Ellis business. As of September 30, 2012, we had 2,562 brokers, salespeople and other front-office professionals.

Our Organizational Structure

We are a holding company and our business is operated through two operating partnerships, BGC U.S., which holds our U.S. businesses, and BGC Global, which holds our non-U.S. businesses. The limited partnership interests of the two operating partnerships are held by us and BGC Holdings, and the limited partnership interests of BGC Holdings are currently held by Cantor, the founding/working partners and holders of limited partnership units. We hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of BGC Holdings, and serve as the general partner of BGC Holdings, which entitles us to control BGC Holdings. BGC Holdings, in turn, holds the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitle the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitle the holder thereof to remove and appoint the general partner of BGC Global, and serves as the general partner of BGC U.S. and BGC Global, all of which entitle BGC Holdings (and thereby us) to control each of BGC U.S. and BGC Global. BGC Holdings holds its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC Global Holdings GP Limited.

Executive Offices

Our executive offices are located at 499 Park Avenue, New York, New York 10022, while our international headquarters are located at 1 Churchill Place, Canary Wharf, London E14 5RD, United Kingdom. Our telephone number is (212) 610-2200. Our website is located at www.bgcpartners.com, and our e-mail address is info@bgcpartners.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

RISK FACTORS

An investment in shares of our Class A common stock involves risks. You should consider carefully the “Risk Factors” section of our latest Annual Report on Form 10-K filed with the SEC, and any updates to those risk factors or new risk factors contained in our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein, as well as the other information included in this prospectus and any applicable prospectus supplement before making an investment decision. Any of the risk factors could significantly and negatively affect our businesses, financial condition, results of operations, cash flows, and prospects and the trading price of Class A common stock. You could lose all or part of your investment.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the shares of our Class A common stock that we offer by this prospectus for general corporate purposes, including, but not limited to, financing our existing businesses and operations, expanding our businesses and operations through additional broker or other hires, strategic alliances and acquisitions, and repurchasing shares of Class A common stock or purchasing limited partnership interests of BGC Holdings or other equity interests of our subsidiaries from Cantor, our executive officers, other employees, partners and others. Certain of such partners will be expected to use the proceeds from such sales to repay outstanding loans to, or credit enhanced by, Cantor before receipt of any net proceeds. We may use the net proceeds of this offering directly for such purposes, or contribute a portion of the net proceeds to BGC U.S. and/or BGC Global in consideration for BGC U.S. limited partnership interests and/or BGC Global limited partnership interests, which Opcos may in turn use the proceeds for such purposes.

We may raise additional funds from time to time through equity or debt financing, including borrowings under our credit facility, for such purposes.

DIVIDEND POLICY

Our board of directors has authorized a dividend policy which provides that we expect to pay not less than 75% of our “post-tax distributable earnings per fully diluted share” as cash dividends to our common stockholders, with the balance of such distributable earnings to be available to repurchase shares of our Class A common stock or purchase BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor, our executive officers, other employees, partners and others. Please see below for a detailed definition of “post-tax distributable earnings per fully diluted share.”

Our board of directors and our audit committee have authorized repurchases of shares of our Class A common stock and redemptions of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including those held by Cantor, our executive officers, other employees, partners and others. As of September 30, 2012, we had approximately $85.7 million remaining under this authorization and may continue to actively make repurchases or redemptions, or cease to make such repurchases or redemptions, from time to time.

We expect to pay such dividends, if and when declared by our board of directors, on a quarterly basis. The dividend to our common stockholders is expected to be calculated based on post-tax distributable earnings allocated to BGC Partners, Inc. and generated over the fiscal quarter ending prior to the record date for the dividend. No assurance can be made, however, that a dividend will be paid each quarter.

The declaration, payment, timing and amount of any future dividends payable by us will be at the sole discretion of our board of directors. We are a holding company, with no direct operations, and therefore we are able to pay dividends only from our available cash on hand and funds received from distributions from BGC U.S. and BGC Global. Our ability to pay dividends may also be limited by regulatory considerations as well as by covenants contained in financing or other agreements. In addition, under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Accordingly, any unanticipated accounting, tax, regulatory or other charges against net income may adversely affect our ability to declare dividends. While we intend to declare and pay dividends quarterly, there can be no assurance that our board of directors will declare dividends at all or on a regular basis or that the amount of our dividends will not change.

Certain Definitions

“Revenues for distributable earnings,” “pre-tax distributable earnings” and “post-tax distributable earnings” are supplemental measures of operating performance that are used by our management to evaluate the financial performance of us and our subsidiaries. We believe that distributable earnings best reflects the operating earnings generated by us on a consolidated basis and are the earnings which management considers available for distribution to BGC Partners and its common stockholders, as well as to holders of BGC Holdings limited partnership interests, during any period.

As compared with “income (loss) from operations before income taxes,” “net income (loss) for fully diluted shares,” and “fully diluted earnings (loss) per share,” all prepared in accordance with GAAP, distributable earnings calculations primarily exclude certain non-cash compensation and other expenses which generally do not involve the receipt or outlay of cash by us, which do not dilute existing stockholders, and which do not have economic consequences, as described below. In addition, distributable earnings calculations exclude certain gains and charges that management believes do not best reflect our ordinary operating results.

Revenues for distributable earnings are defined as GAAP revenues excluding the impact of our non-cash earnings or losses related to our equity investments, such as in Aqua Securities, L.P. and ELX Futures, L.P., and its holding company general partner, ELX Futures Holdings LLC. Revenues for distributable earnings also includes the collection of receivables which would have been recognized for GAAP other than for the effect of acquisition accounting.

“Pre-tax distributable earnings” are defined as GAAP income (loss) from operations before income taxes excluding items that are primarily non-cash, non-dilutive, and non-economic, such as:

•

Non-cash stock-based equity compensation charges for REUs granted or issued prior to the merger of BGC Partners OldCo with and into eSpeed, as well as post-merger non-cash, non-dilutive equity-based compensation related to partnership unit exchange or conversion;

•	Allocations of net income to founding/working partner and other limited partnership units, including REUs, RPUs, PSUs and PSIs; and

•	Non-cash asset impairment charges, if any.

Distributable earnings calculations also exclude charges related to purchases, cancellations or redemptions of limited partnership interests and certain one-time or non-recurring items, if any. “Compensation and employee benefits” expense for distributable earnings will also include broker commission payouts relating to the aforementioned collection of receivables.

Beginning with the first quarter of 2011, our definition of distributable earnings was revised to exclude certain gains and charges with respect to acquisitions, dispositions and resolutions of litigation. This change in the definition of distributable earnings is not reflected in, nor does it affect, our presentation of prior periods. Our management believes that excluding these gains and charges best reflects our operating performance.

Since distributable earnings are calculated on a pre-tax basis, management intends to also report “post-tax distributable earnings” and “post-tax distributable earnings per fully diluted share”:

•	“Post-tax distributable earnings” are defined as pre-tax distributable earnings adjusted to assume that all pre-tax distributable earnings were taxed at the same effective rate.

•	“Post-tax distributable earnings per fully diluted share” are defined as post-tax distributable earnings divided by the weighted-average number of fully diluted shares for the period.

Our distributable earnings per fully diluted share calculations assume either that:

•

The fully diluted share count includes the shares related to the dilutive instruments, such as the convertible notes, but excludes the associated interest expense, net of tax, when the impact would be dilutive, or

•	The fully diluted share count excludes the shares related to these instruments, but includes the associated interest expense, net of tax.

Each quarter, the dividend to common stockholders is expected to be determined by our board of directors with reference to post-tax distributable earnings per fully diluted share. In addition to the quarterly dividend to our common stockholders, we expect to pay a pro rata distribution of net income to BGC Holdings founding/working partner and other limited partnership units, including REUs, RPUs, PSUs and PSIs, and to Cantor for its noncontrolling interest. The amount of all of these payments is expected to be determined using the above definition of “pre-tax distributable earnings per fully diluted share.”

Certain employees who are holders of RSUs are granted pro rata payments equivalent to the amount of dividends paid to common stockholders. Under GAAP, a portion of the dividend equivalents on RSUs is required to be taken as a compensation charge in the period paid. However, to the extent that they represent cash payments made from the prior period’s distributable earnings, they do not dilute existing stockholders and are therefore excluded from the calculation of distributable earnings.

Distributable earnings is not meant to be an exact measure of cash generated by operations and available for distribution, nor should it be considered in isolation or as an alternative to cash flows from operations or GAAP net income (loss). We view distributable earnings as a metric that is not necessarily indicative of liquidity or the cash available to fund our operations.

Pre- and post-tax distributable earnings are not intended to replace the presentation of our GAAP financial results. However, management believes that they help provide investors with a clearer understanding of our financial performance and offer useful information to both management and investors regarding certain financial and business trends related to our financial condition and results of operations. Management believes that distributable earnings and the GAAP measures of our financial performance should be considered together.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “BGCP.” There is no public trading market for our Class B common stock, which is held by Cantor and CFGM. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of Class A common stock on the Nasdaq Global Select Market.

We paid quarterly dividends on our common stock of $0.14 for each of the four quarters of 2010, $0.17 for each of the four quarters of 2011 and for the first and second quarters of 2012, and $0.12 for the third quarter of 2012.

	High	Low
2012
First Quarter	$8.04	$5.88
Second Quarter	$7.56	$5.73
Third Quarter	$6.23	$4.38
Fourth Quarter (through December 3)	$5.22	$3.11

2011
First Quarter	$10.07	$7.72
Second Quarter	$9.75	$7.27
Third Quarter	$8.58	$5.88
Fourth Quarter	$7.47	$5.40

2010
First Quarter	$6.47	$3.72
Second Quarter	$6.97	$5.05
Third Quarter	$6.03	$4.69
Fourth Quarter	$8.76	$5.95

On December 3, 2012, the closing sales price of our Class A common stock on the Nasdaq Global Select Market was $3.53. As of December 3, 2012, there were 310 holders of record of our Class A common stock and two holders of record of our Class B common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock. Copies of our certificate of incorporation and bylaws and other documents referred to herein are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Our Capital Stock

The following descriptions of our Class A common stock, Class B common stock, and preferred stock and of the relevant provisions of our certificate of incorporation and bylaws and other documents are summaries thereof and are qualified in their entirety by reference to our certificate of incorporation and bylaws and such other documents, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and applicable law. Our certificate of incorporation and bylaws are each an amendment and restatement of the eSpeed certificate of incorporation and bylaws.

Our authorized capital stock consists of 600 million shares of common stock, consisting of 500 million shares of our Class A common stock, par value $0.01 per share, and 100 million shares of our Class B common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share.

Common Stock

As of September 30, 2012, there were 114,993,084 shares of our Class A common stock outstanding and 34,848,107 shares of our Class B common stock outstanding. The holders of Class A common stock are generally entitled to one vote per share on all matters to be voted upon by the stockholders as a group, entitling holders of Class A common stock to approximately 24.8% of our voting power as of such date, and do not have cumulative voting rights. The holders of Class B common stock are generally entitled to ten votes per share on all matters to be voted upon by the stockholders as a group, entitling holders of Class B common stock to 75.2% of our voting power as of such date, and do not have cumulative voting rights. Cantor and CFGM, the managing general partner of Cantor and an entity controlled by our Chairman and Chief Executive Officer, Howard W. Lutnick, are the only holders of Class B common stock. Class B common stock generally votes together with Class A common stock on all matters submitted to the vote of Class A common stockholders.

Each share of our Class A common stock is equivalent to a share of our Class B common stock for purposes of economic rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend Policy” and “Price Range of Class A Common Stock.” In the event of our liquidation, dissolution or winding up, the holders of shares of Class A common stock and Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding.

Shares of our Class A common stock are not subject to any conversion right. Our certificate of incorporation provides that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of Class B common stock will automatically convert into one share of Class A common stock upon any sale, pledge or other transfer, which we refer to as a “transfer,” whether or not for value, by the initial registered holder, other than any transfer by the initial holder to (1) Cantor, (2) any entity controlled by Cantor or by Mr. Lutnick or (3) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives.

Any holder of shares of our Class B common stock may pledge his, her or its shares of Class B common stock, as the case may be, to a pledgee pursuant to a bona fide pledge of the shares as collateral security for indebtedness due to the pledgee so long as the shares are not transferred to or registered in the name of the pledgee. In the event of any pledge of shares of Class B common stock meeting these requirements, the pledged shares will not be converted automatically into shares of our Class A common stock. If the pledged shares of Class B common stock become subject to any foreclosure, realization or other similar action by the pledgee, they will be converted automatically into shares of Class A common stock upon the occurrence of that action. The automatic conversion provisions in our certificate of incorporation may not be amended, altered, changed or repealed without the approval of the holders of a majority of the voting power of all outstanding shares of Class A common stock.

None of the shares of our Class A common stock or our Class B common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to shares of Class A common stock or Class B common stock. All outstanding shares of Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority to cause us to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock pursuant to such “blank check” provisions may have the effect of delaying, deferring or preventing a change of control of us without further action by our stockholders and may adversely affect the voting and other rights of the holders of shares of our Class A common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaws and the Outstanding Notes

Some provisions of the Delaware General Corporation Law, which we refer to as the “DGCL,” our certificate of incorporation and bylaws and the outstanding notes could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock, or was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the prior three years, other than “interested stockholders” prior to the time our Class A common stock was traded on the Nasdaq Stock Market. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of Class A common stock.

Certificate of Incorporation and Bylaws

Our bylaws provide that special meetings of stockholders may be called only by the Chairman of our board of directors, or in the event the Chairman of our board of directors is unavailable, by the Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which is held by Cantor and CFGM. In addition, as discussed above, our certificate of incorporation permits us to issue “blank check” preferred stock.

Our bylaws require advance written notice prior to a meeting of our stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our bylaws provide that all amendments to our bylaws must be approved by either the holders of a majority of the voting power of all of our outstanding capital stock entitled to vote or by a majority of our board of directors.

The Outstanding Notes

Convertible Notes

Pursuant to the terms of the convertible notes, holders of the convertible notes will have the right to require us to repurchase all or a portion of such notes upon the occurrence of a “fundamental change” (as defined in the respective Indentures governing the convertible notes) at 100% of their principal amount, plus accrued and unpaid interest. In addition, if a “make-whole fundamental change” (as defined in the respective Indentures) occurs prior to maturity of each of the convertible notes, under certain circumstances we will increase the conversion rate by a number of additional shares of our Class A common stock (as set forth in a table in the respective Indentures) for convertible notes converted in connection with such “make-whole fundamental change.” The fundamental change purchase rights and the provisions requiring an increase to the conversion rate for conversions in connection with “make-whole fundamental changes” may in certain circumstances delay or prevent a takeover of us and/or the removal of incumbent management that might otherwise be beneficial to investors.

In addition, to the extent that Cantor or its affiliates continue to hold the 8.75% convertible notes, these provisions may enhance Cantor’s control of us even if Cantor were to reduce its voting power in us by, among other things, converting shares of our Class B common stock held by it into shares of our Class A common stock or selling or distributing shares of Class A common stock.

8.125% Notes

Pursuant to the terms of the 8.125% notes, unless we have exercised our right to redeem such 8.125% notes, holders of the 8.125% notes will have the right to require us to repurchase all or a portion of such notes upon the occurrence of a “Change of Control Triggering Event” (as defined in the Indenture governing such notes) at 101% of their principal amount, plus accrued and unpaid interest. A “Change of Control Triggering Event” will occur upon the occurrence of both a “Change of Control” (as defined in the Indenture governing such notes) and a “Below Investment Grade Rating Event” (as defined in the Indenture governing such notes). The requirement to offer to purchase the 8.125% notes upon a Change of Control Triggering Event may in certain circumstances delay or prevent a takeover of us and/or the removal of incumbent management that might otherwise be beneficial to investors.

Corporate Opportunity

Our certificate of incorporation provides that no Cantor Company (as defined below) or any of the representatives (as defined below) of a Cantor Company will owe any fiduciary duty to, nor will any Cantor Company or any of their respective representatives be liable for breach of fiduciary duty to, us or any of our stockholders, including with respect to a corporate opportunity, except as described below. To the extent that any representative of a Cantor Company also serves as our director or officer, such person will owe fiduciary duties to us in his or her capacity as our director or officer. In addition, none of any Cantor Company or any of their respective representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us, or doing business with any of our clients or customers.

If a third party presents a corporate opportunity (as defined below) to a person who is a representative of ours and a representative of a Cantor Company expressly and solely in such person’s capacity as a representative of us, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of us with respect to such corporate opportunity;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to the corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached such person’s duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

A Cantor Company may pursue such a corporate opportunity if we decide not to.

If a corporate opportunity is not presented to a person who is both a representative of ours and a representative of a Cantor Company and expressly and solely in such person’s capacity as a representative of us, such person will not be obligated to present the corporate opportunity to us or to act as if such corporate opportunity belongs to us, and such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of us with respect to such corporate opportunity;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to such corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached a duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

For purposes of the above:

•	“Cantor Company” means Cantor and any of its affiliates (other than, if applicable, the Company and its affiliates);

•	“representatives” means, with respect to any person, the directors, officers, employees, general partners or managing member of such person; and

•

“corporate opportunity” means any business opportunity that we are financially able to undertake that is, from its nature, in our lines of business, is of practical advantage to us and is one in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunity, the self-interest of a Cantor Company or their respective representatives will be brought into conflict with our self-interest.

Corporate Governance and Other Matters

See our latest Annual Report on Form 10-K filed with the SEC, and any updates thereto contained in our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which are incorporated by reference herein.

Registration Rights

We entered into a registration rights agreement with Cantor dated December 9, 1999 in connection with eSpeed’s formation. We also assumed in connection with the merger the obligations of BGC Partners OldCo under its registration rights agreement with Cantor dated March 31, 2008. In connection with the issuance of the 8.75% convertible notes to Cantor, we entered into a registration rights agreement with Cantor dated April 1, 2010 with respect to shares of our Class A common stock acquirable upon conversion of such notes. In addition, pursuant to the capped call transactions that we entered into in connection with the issuance of the 4.50% convertible notes, we have agreed to register under the Securities Act shares of our Class A common stock acquired by the counterparties to the capped call transactions for hedging purposes, if in the good faith reasonable judgment of such counterparties, based upon advice of legal counsel, such shares cannot be sold without registration under the Securities Act. For a description of the foregoing registration rights, see our latest Annual Report on Form 10-K filed with the SEC, and any updates thereto contained in our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which are incorporated by reference herein.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of material U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of Class A common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding shares of Class A common stock are encouraged to consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR CLASS A COMMON STOCK. PROSPECTIVE HOLDERS OF SHARES OF CLASS A COMMON STOCK ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SUCH SHARES.

Dividends

In general, any distribution we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds our current or accumulated earnings and profits, the excess will constitute a return of capital that is applied against, and will reduce, the holder’s basis in its shares, but not below zero, and then will be treated as gain from the sale or exchange of such shares.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such non-U.S. holder) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Shares of Our Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Class A common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation, which we refer to as an “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of the shares. We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. If we were or were to become a USRPHC at any time during the applicable period, however, any gain recognized on a sale or other disposition of shares by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of the Class A common stock during the applicable period would not be subject to U.S. federal income tax, provided that Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of shares of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder of shares of our Class A common stock the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding with respect to dividends paid on its shares of our Class A common stock to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells or otherwise dispose of its shares of Class A common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders are encouraged to consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Legislative Developments Potentially Affecting Taxation of Shares of Our Class A Common Stock Held by or Through Foreign Entities

Legislation enacted by the United States Congress will generally impose a withholding tax of 30% on dividends paid on shares of our Class A common stock and the gross proceeds of a sale or other disposition of such shares paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30% on dividends paid on the shares and the gross proceeds of a sale or other disposition of such shares paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder of shares may be eligible for refunds or credits of such taxes. The legislation will be effective for amounts paid after December 31, 2013. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in shares of Class A common stock.

PLAN OF DISTRIBUTION

We may sell the shares of our Class A common stock included in this prospectus to or through one or more underwriters, dealers or agents or directly to purchasers, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at privately negotiated prices.

We may offer and sell some or all of the shares of our Class A common stock included in this prospectus by or through a broker-dealer in one or more, or a combination, of the following methods:

•	purchases by the broker-dealer as principal, and resale by the broker-dealer for its account;

•	a block trade in which the broker-dealer may attempt to sell the shares as agent, but may resell all or a portion of the block as principal in order to facilitate the transaction; or

•	transactions in which the broker-dealer as agent solicits purchasers and ordinary brokerage transactions by the broker-dealer as agent.

If required, a prospectus supplement related to any such offering by us will set forth the terms of such offering.

We may directly make offers to sell the shares of our Class A common stock included in this prospectus to, or solicit offers to purchase the shares of Class A common stock from, purchasers from time to time. If required, a prospectus supplement related to any such offering by us will set forth the terms of such offering.

We may sell the shares of our Class A common stock included in this prospectus from time to time to one or more underwriters, which would purchase the shares as principal for resale to purchasers, on a firm-commitment or other basis. If we sell shares of Class A common stock to underwriters, we may execute an underwriting agreement with them at the time of sale and will name them in the prospectus supplement related to any such offering. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the shares of Class A common stock for which they may act as agents. Underwriters may resell the shares of Class A common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for which they may act as agents. The prospectus supplement related to any such offering will include any required information about underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with such offering.

From time to time, we may sell the shares of our Class A common stock included in this prospectus to one or more dealers acting as principals. If required, the prospectus supplement related to any such offering by us will name such dealers, and will include information about any compensation paid to the dealers, in such offering. The dealers, which may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell the shares to purchasers.

We may also designate broker-dealers as agents from time to time to solicit offers from purchasers to purchase the shares of our Class A common stock included in this prospectus, or to sell such shares of Class A common stock in ordinary brokerage transactions, on our behalf. If required, the prospectus supplement related to any such offering by us will name such agents, and will include information about any commissions paid to the agents, in such offering. Agents may be deemed to be “underwriters,” as that term is defined in the Securities Act, in such offering.

In connection with a firm commitment offering, the underwriters may purchase and sell the shares of our Class A common stock included in this prospectus in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A common stock while an offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares of Class A common stock sold by or for the account of that underwriter in stabilizing or short-covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on or through the Nasdaq Global Select Market, the existing trading market for the Class A common stock, or in the over-the-counter market or otherwise.

We or our underwriters, broker-dealers, or agents may make sales of the shares of our Class A common stock included in this prospectus that are deemed to be at-the-market offerings as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the Nasdaq Global Select Market, the existing trading market for our Class A common stock, or in the over-the-counter market or otherwise.

Any underwriters, broker-dealers, or agents offering the shares of our Class A common stock included in this prospectus will not confirm sales to any accounts over which they or their affiliates exercise discretionary authority without the prior approval of the customer.

Underwriters, broker-dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act, in connection with an offering of the shares of Class A common stock included in this prospectus.

The underwriters, broker-dealers, agents, and their associates may be affiliates or customers of or lenders to, and may engage in transactions with and perform services for, us and our affiliates in the ordinary course of business. In this regard, CF&Co, our broker-dealer affiliate, is a member of the Financial Industry Regulatory Authority, Inc., which we refer to as “FINRA,” and may participate in offerings of the shares of our Class A common stock included in this prospectus. Accordingly, offerings of the shares of Class A common stock included in this prospectus in which CF&Co participates will conform to the requirements set forth in Rule 5121 of the Conduct Rules of FINRA. CF&Co and its affiliates, including Cantor, have provided investment banking services to us and our affiliates in the past and/or may do so in the future. They receive customary fees and commissions for these services. In addition, they may also receive brokerage services and market data and analytics products from us and our affiliates. For further information about our relationship with Cantor and its affiliates, including CF&Co, see our latest Annual Report on Form 10-K filed with the SEC, and any updates thereto contained in our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which are incorporated by reference herein.

As a result of requirements of FINRA, the maximum discount, concession or commission to be received by any FINRA member or independent broker-dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any of the shares of our Class A common stock included in this prospectus.

LEGAL MATTERS

The validity of the shares of our Class A common stock offered pursuant to this prospectus will be passed upon for us by Stephen M. Merkel, our Executive Vice President, General Counsel and Secretary. Mr. Merkel’s address is c/o BGC Partners, Inc., 499 Park Avenue, New York, New York 10022. As of October 31, 2012, Mr. Merkel owned (i) 39,464 shares of Class A common stock held directly by Mr. Merkel, (ii) 300,000 shares of Class A common stock subject to options currently exercisable or exercisable within 60 days held directly by Mr. Merkel, (iii) 10,820 shares of Class A common stock held in Mr. Merkel’s 401(k) account, and (iv) 2,250 shares of Class A common stock beneficially owned by Mr. Merkel’s spouse. Mr. Merkel is also the Executive Managing Director, General Counsel and Secretary of Cantor and CF&Co, a limited partner in Cantor, and the Vice President and Secretary of CFGM and has in the past and may in the future sell shares of Class A common stock and working partner units to us.

EXPERTS

Ernst & Young LLP, our independent registered public accounting firm, has audited the consolidated financial statements and financial statement schedule of BGC Partners, Inc. for the fiscal year ended December 31, 2011, included in Exhibit 99.3 to our Current Report on Form 8-K filed on August 8, 2012, and the effectiveness of internal control over financial reporting of BGC Partners, Inc. as of December 31, 2011, as stated in their reports thereon, included therein, which are incorporated by reference herein. Such consolidated financial statements and financial statement schedule of BGC Partners, Inc. are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Ernst & Young LLP, Grubb & Ellis Company’s independent registered public accounting firm, has audited the consolidated financial statements of Grubb & Ellis Company as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, included in our Current Report on Form 8-K/A filed with the SEC on May 24, 2012, as stated in their report thereon, included therein, which is incorporated by reference herein. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. These filings are also available to the public from the SEC’s website at www.sec.gov.

Our website address is www.bgcpartners.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D filed on behalf of Cantor, CFGM, our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 15, 2012;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 filed on May 8, 2012;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 filed on August 8, 2012;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 filed on November 8, 2012;

•	our Current Report on Form 8-K filed on February 15, 2012;

•	our Current Report on Form 8-K filed on February 21, 2012;

•	our Current Report on Form 8-K filed on February 24, 2012 (other than as indicated therein);

•	our Current Report on Form 8-K filed on February 29, 2012;

•	our Current Report on Form 8-K filed on March 28, 2012;

•	our Current Report on Form 8-K filed on April 3, 2012;

•	our Current Report on Form 8-K filed on April 19, 2012;

•	our Current Report on Form 8-K filed on May 3, 2012 (other than as indicated therein);

•	our Current Report on Form 8-K/A filed on May 24, 2012;

•	our Current Report on Form 8-K filed on June 27, 2012;

•	our Current Report on Form 8-K filed on June 28, 2012;

•	our Current Report on Form 8-K filed on July 26, 2012 (other than as indicated therein);

•	our Current Report on Form 8-K filed on August 8, 2012;

•	our Current Report on Form 8-K filed on November 2, 2012 (other than as indicated therein);

•	our Definitive Proxy Statement on Schedule 14A for our 2012 Annual Meeting of Stockholders filed on November 6, 2012;

•	our Registration Statement on Form 8-A for our Class A common stock filed on November 18, 1999;

•	our Amendment No. 1 to our Registration Statement on Form 8-A/A filed on March 7, 2001; and

•

all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (Commission File Numbers 0-28191 and 1-35591) after (i) the date of Amendment No. 1 to the registration statement and prior to effectiveness of the registration statement and (ii) the date of this prospectus and before the completion of the offerings of the shares of our Class A common stock included in this prospectus.

Any statement contained in this prospectus or any applicable prospectus supplement, or in a document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded to the extent that a statement contained herein, or in any subsequent prospectus supplement or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any applicable prospectus supplement.

You may obtain copies of these documents, at no cost to you, from our website (www.bgcpartners.com), or by writing or telephoning us at the following address:

Investor Relations

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

(212) 610-2426

BGC Partners, Inc.

PART II

Information Not Required in Prospectus

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than any underwriting discounts and/or commissions, payable in connection with the offering of the shares of Class A common stock being registered, all of which will be paid by BGC Partners, Inc. (the “Registrant”). All amounts are estimates except the Securities and Exchange Commission (the “SEC”) registration fee.

Amount
SEC registration fee	$8,839
Printing and engraving expenses	5,000
Legal fees and expenses	40,000
Accounting fees and expenses	10,000
Transfer agent and registrar fees and expenses	3,000
Miscellaneous	3,161

Total	$70,000

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

The Registrant maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (2) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws or otherwise as a matter of law.

Any underwriting agreement or agency agreement that may be entered into connection with sales under this Registration Statement will likely provide for indemnification of directors and certain officers of the Registrant by the underwriters or agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 16.	Exhibits.

The Exhibit Index beginning on page II-5 is hereby incorporated by reference.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, BGC Partners, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on December 4, 2012.

BGC PARTNERS, INC.

/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed below by the following persons on behalf of the registrant, BGC Partners, Inc., in the capacities and on the date indicated.

Signature	Capacity in Which Signed	Date

/s/ Howard W. Lutnick Howard W. Lutnick	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 4, 2012

* A. Graham Sadler	Chief Financial Officer (Principal Financial and Accounting Officer)	December 4, 2012

* Stephen T. Curwood	Director	December 4, 2012

* John H. Dalton	Director	December 4, 2012

* Barry R. Sloane	Director	December 4, 2012

* Albert M. Weis	Director	December 4, 2012

*By:	/s/ Howard W. Lutnick
Howard W. Lutnick Attorney-in-Fact

INDEX TO EXHIBITS

The following exhibits are included or incorporated by reference in this Amendment No. 1 to the registration statement on Form S-3 (certain documents have been previously filed with the SEC pursuant to the Exchange Act (Commission File Numbers 0-28191 and 1-35591)):

Exhibit Number	Exhibit Title

2.1	Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)

2.2	Amendment No. 1, dated as of November 5, 2007, to the Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)

2.3	Amendment No. 2, dated as of February 1, 2008, to the Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)

2.4	Separation Agreement, dated as of March 31, 2008, by and among Cantor Fitzgerald, L.P., BGC Partners, LLC, BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

2.5	Second Amended and Restated Asset Purchase Agreement dated April 13, 2012, among BGC Partners, Inc., as Buyer, and Grubb & Ellis Company and the Subsidiaries of Grubb & Ellis Company That are Signatories Thereto, as Sellers (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the SEC on November 8, 2012)

3.1	Amended and Restated Certificate of Incorporation of BGC Partners, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

3.2	Amended and Restated Bylaws of BGC Partners, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on April 18, 2008)

4.2	Warrant Agreement, dated as of August 21, 2002, between eSpeed, Inc. and UBS USA, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the SEC on November 14, 2002)

4.3	Warrant Agreement, dated as of September 13, 2001, between eSpeed, Inc. and Exchange Brokerage Systems Corp. (incorporated by reference to Exhibit 10.24 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the SEC on November 14, 2002)

4.4	Amended and Restated Warrant Agreement, dated as of October 23, 2003, between eSpeed, Inc. and UBS USA, Inc. (incorporated by reference to Exhibit 10.27 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 13, 2003)

Exhibit Number	Exhibit Title

4.5	Warrant Agreement, dated as of February 24, 2006, among eSpeed, Inc. and IDT Horizon GT, Inc. (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005)

4.6	Note Purchase Agreement, dated as of March 31, 2008, by and among BGC Partners, L.P. and the Purchasers whose names appear at the end thereof (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.7	Guaranty of BGC Partners, Inc., dated as of March 31, 2008 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.8	Letter Agreement, dated as of March 31, 2008, by and between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.9	Subscription Agreement, dated March 16, 2010, among BGC Partners, Inc., BGC Holdings, L.P. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.43 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 16, 2010)

4.10	Indenture, dated as of April 1, 2010, between BGC Partners, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 8.75% Convertible Senior Notes due 2015 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.11	Supplemental Indenture, dated as of May 4, 2010, between BGC Partners, Inc. and Wells Fargo Bank National Association (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on May 5, 2010)

4.12	BGC Partners, Inc. 8.75% Convertible Senior Notes due 2015 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.13	BGC Holdings, L.P. 8.75% Senior Convertible Notes due 2015 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.14	Registration Rights Agreement, dated as of December 9, 1999, by and among eSpeed, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 29, 2000)

4.15	Registration Rights Agreement, dated as of March 31, 2008, by and between Cantor Fitzgerald, L.P. and BGC Partners, LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.16	Registration Rights Agreement, dated as of April 1, 2010, by and between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.17	Registration Rights Agreement, dated as of June 5, 2000, among eSpeed, Inc., Williams Energy Marketing & Trading Company and Dynegy, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the SEC on August 14, 2000)

4.18	Registration Rights Agreement, dated as of July 30, 2001, among eSpeed, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.19 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed with the SEC on August 14, 2001)

Exhibit Number	Exhibit Title

4.19	Registration Rights Agreement, dated as of August 21, 2002, by and between eSpeed, Inc. and UBS USA, Inc. (incorporated by reference to Exhibit 10.20 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the SEC on November 14, 2002)

4.20	Indenture, dated as of July 29, 2011, between BGC Partners, Inc. and U.S. Bank National Association, as trustee, including the form of 4.50% Senior Convertible Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 1, 2011)

4.21	Capped Call Confirmation dated July 25, 2011 between Bank of America, N.A. and BGC Partners, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 26, 2011)

4.22	Capped Call Confirmation dated July 25, 2011 among Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., and BGC Partners, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 26, 2011)

4.23	Indenture, dated as of June 26, 2012, between BGC Partners, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 26, 2012)

4.24	First Supplemental Indenture, dated as of June 26, 2012, to the Indenture, dated as of June 26, 2012, between BGC Partners, Inc. and U.S. Bank National Association, as trustee, including the form of 8.125% Senior Notes due 2042 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 26, 2012)

5.1	Opinion of Stephen M. Merkel*

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ernst & Young LLP

23.3	Consent of Stephen M. Merkel (included in Exhibit 5.1 to the Registration Statement)*

24.1	Powers of Attorney (included on the signature page of the Registration Statement)*

*	Previously Filed